

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2013

<u>Via E-mail</u>
Adrian Crawford Ansell
Telupay International Inc.
First Island House
Peter Street
St. Helier, Jersey, Channel Islands
JE4 8SG

> **Re: Telupay International Inc. (f/k/a I-Level Media Group Incorporated)**
> **Form 8-K**
> **Filed September 30, 2013**
> **File No. 000-52069**

Dear Mr. Ansell:

We issued comments to you on the above captioned filing on October 24, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 3, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268 or Paul Fischer, Attorney Advisor, at (202) 551-3415 or me with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director